# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PERMIAN BASIN ROYALTY TRUST, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 05/17/2026
Filed by CIK 0001803391
Persons authorized to receive notices and communications: Eric L. Oliver, c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, Texas (TX), 79601, (325) 677-6177

## Reporting persons
- SoftVest Advisors, LLC (CIK 0001803391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (1) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.
- SoftVest GP I, LLC (CIK 0002077837): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (2) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, L.P.
- SoftVest, L.P. (CIK 0001406386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (3) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.
- Eric L. Oliver (CIK 0001168602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) Excludes 17,000 Units of Beneficial Interest held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
  (2) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: PERMIAN BASIN ROYALTY TRUST
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Comment:
This Amendment No. 4 to the Schedule 13D of the Reporting Persons (this "Amendment No. 4") relates to the units of beneficial interest ("Units") of Permian Basin Royalty Trust (the "Trust") and amends the Schedule 13D filed on October 10, 2025, as amended on October 10, 2025, October 16, 2025 and December 29, 2025 (collectively, the "Original Schedule 13D" and together with this amendment, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No.4 is being filed by the Reporting Persons to amend Item 4, Item 6, and Item 7 as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

SoftVest, L.P. ("SoftVest") and Blackbeard Holdings, LLC ("Blackbeard") have agreed to a preliminary non-binding term sheet (the "Term Sheet") that sets forth the proposed high-level material terms and conditions governing a potential business combination of the Trust and certain Blackbeard assets (the "Transaction"). The Term Sheet is attached as Exhibit 5 hereto and incorporated by reference herein.

The Term Sheet contemplates the formation of a new corporation organized under the laws of Texas that will be listed on the NYSE and NYSE Texas ("New PubCo"). New PubCo would acquire and own (i) all of the assets and operations of the Trust, and (ii) US Land Guild, LLC ("USLG"), a wholly owned subsidiary of Blackbeard that will own approximately 66,500 acres of surface estate and a 15% royalty interest associated with certain acreage and certain mineral interests currently owned by Blackbeard or one of its affiliates.

In exchange for the assets and entities contributed to New PubCo, (i) Blackbeard and the unitholders of the Trust would each receive shares of common stock of New PubCo and (ii) Blackbeard or its affiliates would receive certain working interests owned by the Trust following the conversion of net profits interests into a cost free 15% royalty interest, including those associated with the "West Ranch" and "East Ranch" properties.

Immediately following the Transaction the former unitholders of the Trust would own approximately 58% of New PubCo; and Blackbeard and its affiliates would own approximately 42% of New PubCo.

SoftVest has engaged Stephens Inc. as financial advisor who provided assistance in negotiating the financial terms of the deal.

SoftVest is engaging in discussions with Blackbeard and its affiliates solely in its capacity as a minority unitholder of the Trust, and neither SoftVest nor any of its affiliates, nor their respective directors, officers or other representatives is acting on behalf of the Trust, its trustee or any other Trust unitholder.

The Term Sheet is non-binding and no definitive agreement has been executed by SoftVest, Blackbeard or any of their respective affiliates. It is possible that no definitive agreement may be executed among the parties on the terms described in the Term Sheet or at all. Completion of the Transaction is subject to, among other things, the negotiation and execution of definitive agreements, satisfaction of closing conditions, receipt of required regulatory approvals, and approval by a majority in interest of Trust unitholders constituting a quorum at a meeting of unitholders where a quorum is present.

If the Transaction is pursued, New PubCo may file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which will include a proxy statement of the Trust and a prospectus of New PubCo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will be available through the website maintained by the SEC at www.sec.gov.

SoftVest Advisors, LLC, together with certain of its affiliates and representatives, may be deemed to be participants in the solicitation of proxies from unitholders of the Trust in connection with the proposed Transaction . To the extent required, information regarding the identity of such persons and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. In addition, information regarding the beneficial ownership of SoftVest Advisors, LLC and certain of its affiliates in the Trust is included in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Amendment No. 4 is incorporated by reference into this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(5) Term Sheet.

## Signatures
- SoftVest Advisors, LLC: /s/ Eric L. Oliver, Eric Oliver/President and Managing Member (05/18/2026)
- SoftVest GP I, LLC: /s/ Eric L. Oliver, Eric Oliver/President and Managing Member (05/18/2026)
- SoftVest, L.P.: By: SoftVest GP I, LLC its general partner, /s/ Eric L. Oliver, Eric Oliver/President and Managing Member (05/18/2026)
- Eric L. Oliver: /s/ Eric L. Oliver, Eric L. Oliver (05/18/2026)